UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Schiff Nutrition International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

806693107

(CUSIP Number)

Dr. Jan Heinemann

Bayer Aktiengesellschaft

BAG-LPC-MA

Kaiser-Wilhelm-Allee, Q26

51368 Leverkusen

Germany

Telephone: +49 214 30-1

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies to:

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

October 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 806693107	13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON: Bayer AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 14,973,148 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 14,973,148 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,973,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.06%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

(1)	Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Persons, Weider, or TPG may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of October 29, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,323,160 shares of Class A Common Stock outstanding as of October 29, 2012 assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons, Weider and TPG collectively represent 85.16% of the total voting power of the Shares as of October 29, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 29, 2012, which is comprised of 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP NO. 806693107	13D	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON: Bayer Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 14,973,148 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 14,973,148 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,973,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.06%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

(1)	Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Persons, Weider, or TPG may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of October 29, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,323,160 shares of Class A Common Stock outstanding as of October 29, 2012 assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons, Weider and TPG collectively represent 85.16% of the total voting power of the Shares as of October 29, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 29, 2012, which is comprised of 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP NO. 806693107	13D	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON: Bayer HealthCare LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 14,973,148 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 14,973,148 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,973,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.06%
14.	TYPE OF REPORTING PERSON (See Instructions): 00 (limited liability company)

(1)	Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Persons, Weider, or TPG may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of October 29, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,323,160 shares of Class A Common Stock outstanding as of October 29, 2012 assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons, Weider and TPG collectively represent 85.16% of the total voting power of the Shares as of October 29, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 29, 2012, which is comprised of 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP NO. 806693107	13D	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON: Willow Road Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 14,973,148 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 14,973,148 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,973,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.06%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

(1)	Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Persons, Weider, or TPG may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of October 29, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,323,160 shares of Class A Common Stock outstanding as of October 29, 2012 assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons, Weider and TPG collectively represent 85.16% of the total voting power of the Shares as of October 29, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 29, 2012, which is comprised of 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share, and the Class B Common Stock, par value $0.01 per share (collectively, the “Shares”), of Schiff Nutrition International, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2002 South 5070 West, Salt Lake City, Utah, 84104.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of Bayer AG, a German corporation (“Parent”), Bayer Corporation, an Indiana corporation and a wholly-owned subsidiary of Parent (“Intermediate Parent”), Bayer HealthCare LLC, a Delaware limited liability company and wholly-owned subsidiary of Intermediate Parent (“BHC”), and Willow Road Company, a Delaware corporation and wholly-owned subsidiary of BHC (“Merger Sub”, and, together with Parent, Intermediate Parent and BHC, the “Reporting Persons”) with respect to the Shares.

Parent is the ultimate parent company of Bayer Group, a global enterprise with core competencies in the fields of health care, agriculture and high-tech materials. Parent’s principal offices are located at Kaiser-Wilhelm-Allee, Building W11, 51368 Leverkusen, Germany, and its telephone number is +49 214 30-1. Parent was formed in Germany in 1951.

Intermediate Parent is the North American subsidiary of Parent, encompassing the corporate-center functions that support Parent’s subgroups in North America. Intermediate Parent’s principal offices are located at 100 Bayer Road, Pittsburgh, PA 15205, and its telephone number is (412) 777-2000. Intermediate Parent was formed in Indiana on March 6, 1986 as “Miles Inc.”.

Bayer HealthCare, a subgroup of Parent with annual sales of €17.2 billion (fiscal 2011), is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. Bayer HealthCare combines the global activities of the Animal Health, Consumer Care, Medical Care and Pharmaceuticals divisions. BHC is a subsidiary of Intermediate Parent and conducts a portion of Bayer HealthCare’s business in the U.S. BHC’s principal offices are located at 555 White Plains Road, Tarrytown, NY 10591, and its telephone number is 914-366-1800. BHC was formed in Delaware on October 16, 2002.

Merger Sub was formed for the sole purpose of merging with and into the Issuer. Merger Sub’s principal offices and telephone number are the same as those of BHC. Merger Sub was formed in Delaware on October 26, 2012.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Parent, Intermediate Parent, BHC, and Merger Sub is set forth on Schedule A and incorporated by reference herein. During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 7, 2012, a copy of which is attached hereto as Exhibit 1.

Item 3.	Source and Amount of Funds or Other Consideration

On October 29, 2012, the Issuer, BHC and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub agreed to purchase all of the outstanding Shares at a purchase price of $34.00 per Share, pursuant to the terms set forth in the Merger Agreement. Upon successful completion of the Merger, and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), and the Issuer will survive the Merger as a wholly-owned subsidiary of BHC (the “Surviving Corporation”).

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Parent and BHC’s willingness to enter into the Merger Agreement, BHC and Merger Sub entered into separate Support Agreements (the “Support Agreements”) dated as of the date of the Merger Agreement with Weider Health and Fitness, a beneficial owner of 7,486,574 shares of Class B Common Stock (“Weider”), and TPG STAR SNI, L.P., a beneficial owner of 7,486,574 shares of Class A Common Stock (“TPG”, and, together with Weider, the “Stockholders”). Neither Stockholder was paid any additional consideration in connection with entering into the Support Agreements.

Item 4.	Purpose of Transaction

As described in Item 3 above, this Schedule 13D relates to the Support Agreements, the purpose of which is to assist BHC and Merger Sub in consummating the Merger pursuant to the Merger Agreement. The purpose of the Merger is for Parent to acquire control of, and the entire equity interest in, the Issuer.

Pursuant to the Support Agreements, each of the Stockholders, among other things, agreed (i) not to sell or otherwise dispose of the Shares subject to the Support Agreements and (ii) not to enter into any voting arrangement, whether by proxy, consent, voting agreement, voting trust, or otherwise, with respect to the Shares subject to the Support Agreements, (iii) not to solicit any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an alternative proposal to acquire the Issuer, (iv) not to enter into, participate in, maintain or continue any discussions or negotiations relating to any such acquisition proposal, and (v) not to furnish any non-public information that would reasonably be expected to be used in formulating any such acquisition proposal. In the event that the Merger Agreement is terminated, the Support Agreements will terminate automatically.

Upon the consummation of the Merger, (x) the Issuer will continue as the Surviving Corporation and as a wholly-owned subsidiary of BHC, and (y) each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Issuer or owned by BHC, Merger Sub, or any of their respective wholly-owned subsidiaries, or held by stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be cancelled and converted into the right to receive of $34.00 per share, payable to the holder in cash, without interest.

The directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Issuer immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. In addition, upon consummation of the Merger, the certificate of incorporation and bylaws of the Issuer will be amended to read as set forth in the relevant exhibits to the Merger Agreement.

Following the Merger, the Shares will no longer be traded on the NYSE, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

The foregoing descriptions of the Merger Agreements and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the Support Agreements included as Exhibits 2, 3, and 4, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety.

The Merger Agreement itself has been provided solely to inform investors of its terms. The Merger Agreement contains representations and warranties by the Issuer, on the one hand, and by BHC and Merger Sub, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the Issuer, on the one hand, and BHC and Merger Sub, on the other hand. Accordingly, investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Issuer, BHC or Merger Sub at the time they were made or otherwise.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D. Parent intends to continue reviewing the Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel as part of a comprehensive review with a view to optimizing development of the Issuer’s potential in conjunction with Parent’s existing business. This planning process will continue throughout the pendency of the Merger, but will not be implemented until the completion of the Merger.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following disclosures assume that there were 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock outstanding as of October 29, 2012, as adjusted, which figure is based on information provided to the Reporting Persons by the Issuer, and give effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis.

As a result of the Support Agreements, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 14,973,148 Shares, subject to the conditions and limitations of the Support Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 14,973,148 Shares. All Shares deemed to be beneficially owned by the Reporting Persons constitute approximately 51.06% of the issued and outstanding Shares as of October 29, 2012, and 85.16% of the voting power of the Issuer.

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedule A beneficially owns any Shares.

(c) Except for the agreements described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedule A, has effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, which would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, which would be required to be reported under this Item.

Exhibit	Description

1.	Joint Filing Agreement, dated as of November 7, 2012, by and among the Reporting Persons.

2.	Agreement and Plan of Merger, dated as of October 29, 2012, by and among the Issuer, BHC and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

3.	Support Agreement, dated as of October 29, 2012, by and among Weider, BHC and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

4.	Support Agreement, dated as of October 29, 2012, by and among TPG, BHC and Merger Sub (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2012

BAYER AG

By:	/s/ Jan Heinemann
	Name:	Jan Heinemann
	Title:	Bayer AG Head of Legal/M&A

BAYER CORPORATION

By:	/s/ Keith R. Abrams
	Name:	Keith R. Abrams
	Title:	Vice President, Associate General Counsel and Assistant Secretary

BAYER HEALTHCARE LLC

By:	/s/ R. Scott Meece
	Name:	R. Scott Meece
	Title:	General Counsel, Sr. Vice President and Secretary

WILLOW ROAD COMPANY

By:	/s/ William B. Dodero
	Name:	William B. Dodero
	Title:	Secretary

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated as of November 7, 2012, by and among the Reporting Persons.

2.	Agreement and Plan of Merger, dated as of October 29, 2012, by and among the Issuer, BHC and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

3.	Support Agreement, dated as of October 29, 2012, by and among Weider, BHC and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

4.	Support Agreement, dated as of October 29, 2012, by and among TPG, BHC and Merger Sub (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

SCHEDULE A

BAYER AG

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Bayer AG, as of November 7, 2012. The business address of each director and officer is in care of Bayer AG, Bayerwerk, Building W11, Kaiser-Wilhelm-Allee, 51368 Leverkusen, Germany. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Bayer AG. Unless otherwise indicated, all directors and executive officers listed below are citizens of Germany.

Directors and Executive Officers	Principal Employment or Occupation

Dr. Marijn Dekkers	Dr. Dekkers serves as Chairman of the Board of Management. Mr. Dekkers holds both Dutch and U.S. citizenship.

Werner Baumann	Mr. Baumann serves as a Member of the Board of Management.

Prof. Dr. Wolfgang Plischke	Professor Dr. Plischke serves as a Member of the Board of Management.

Dr. Richard Pott	Dr. Pott serves as a Member of the Board of Management.

BAYER CORPORATION

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Bayer Corporation, as of November 7, 2012. Unless otherwise indicated, the business address of each director and officer is in care of Bayer Corporation, 100 Bayer Road, Pittsburgh, PA 15205. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Bayer Corporation. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Directors and Executive Officers	Principal Employment or Occupation

Dr. Richard Pott	Mr. Pott serves as Director and Chairman. Dr. Pott is a citizen of Germany, and his business address is in care of Bayer AG, Bayerwerk, Building W11, Kaiser-Wilhelm-Allee, 51368 Leverkusen, Germany.

Philip Blake	Mr. Blake serves as Director, and is also President. Mr. Blake is a citizen of Canada.

Ian Paterson	Mr. Paterson serves as Director, and is also the Head of Regional Coordination of Bayer AG. Mr. Paterson is a British citizen, and his business address is in care of Bayer AG, Bayerwerk, Building W11, Kaiser-Wilhelm-Allee, 51368 Leverkusen, Germany.

Willy Scherf	Mr. Scherf serves as Executive Vice President, Chief Executive Officer. Mr. Scherf is a citizen of Germany.

Dr. Lars Benecke	Dr. Benecke serves as Senior Vice President, Chief Legal Officer, Compliance Officer and Secretary. Mr. Benecke is a citizen of Germany.

Dr. Ahmad Soltani	Dr. Soltani serves as the Chief Procurement Officer, and also as Chief Procurement Officer of Bayer Business and Technology Services LLC.

Richard K. Heller	Mr. Heller serves as Vice President Tax.

Tracy E. Spagnol	Ms. Spagnol serves as Vice President and Treasurer.

Franky Pauwels	Mr. Pauwels serves as Vice President and Chief Accounting Officer. Mr. Pauwels is a citizen of Belgium.

BAYER HEALTHCARE LLC

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Bayer HealthCare LLC, as of November 7, 2012. Unless otherwise indicated, the business address of each director and officer is in care of Bayer HealthCare LLC, 555 White Plains Road, Tarrytown, NY 10591. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Bayer HealthCare LLC. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Directors and Executive Officers	Principal Employment or Occupation

Daniel Apel	Mr. Apel serves as Director and as President, and Chief Executive Officer. Mr. Apel also maintains a business address in care of Bayer HealthCare Pharmaceuticals Inc. at 6 West Belt Road, Wayne, New Jersey 07470.

Philip Blake	Mr. Blake serves as Director, and is also President of Bayer Corporation. Mr. Blake is a citizen of Canada, and his business address is in care of Bayer HealthCare Pharmaceuticals Inc., 6 West Belt Road, Wayne, New Jersey 07470.

Joerg Heidrich	Mr. Heidrich serves as Director and as Senior Vice President, Global Head of Product Supply Biotech. Mr. Heidrich is a citizen of Germany, and his business address is in care of Bayer HealthCare LLC, 800 Dwight Way, Berkeley, California 94710.

Alan Main	Mr. Main serves as Director and Executive Vice President, and is also President, Medical Care Division. Mr. Main is a British citizen.

Erica Mann	Ms. Mann serves as Director, and is also President, Worldwide Bayer Consumer Care Division. Ms. Mann is a citizen of Australia, and her business address is in care of Bayer HealthCare LLC, 36 Columbia Road, Morristown, New Jersey 07960.

Ian Spinks	Mr. Spinks serves as Director, and is also Senior Vice President, President and General Manager of North America Animal Health Division, and his business address is in care of Bayer HealthCare LLC, 12707 Shawnee Mission Parkway Shawnee Mission, KS 66216.

Robert S. Meece	Mr. Meece serves as Senior Vice President, General Counsel and Secretary.

Richard K. Heller	Mr. Heller serves as Vice President Tax, as well as Vice President Tax of Bayer Corporation, and his business address is in care of Bayer Corporation, 100 Bayer Road, Pittsburgh, PA 15205.

Lawrence Platkin	Mr. Platkin serves as Vice President and Compliance Officer.

Tracy E. Spagnol	Ms. Spagnol serves as Vice President and Treasurer, as well as Vice President and Treasurer of Bayer Corporation, and her business address is in care of Bayer Corporation, 100 Bayer Road, Pittsburgh, PA 15205.

Franky Pauwels	Mr. Pauwels serves as Vice President, Biltroller and Chief Accounting Officer, as well as Vice President and Chief Accounting Officer of Bayer Corporation. Mr. Pauwels is a citizen of Belgium, and his business address is in care of Bayer Corporation, 100 Bayer Road, Pittsburgh, PA 15205.

WILLOW ROAD COMPANY

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Willow Road Company, as of November 7, 2012. The business address of each director and officer is in care of Bayer HealthCare LLC, 36 Columbia Road, Morristown, New Jersey 07960. The occupation of each director and officer is set forth below opposite such individual’s name.

Directors and Executive Officers	Principal Employment or Occupation

William Dodero	Mr. Dodero serves as Director and Chairman of Willow Road Company, and is also Assistant Secretary, Assistant General Counsel and Vice President of the Consumer Care Division of Bayer HealthCare LLC.

Timothy Hayes	Mr. Hayes serves as Director of Willow Road Company, and is also President of Bayer Consumer Care, North America, a Division of Bayer HealthCare LLC.

Karen May	Ms. May serves as Director of Willow Road Company, and as Vice President U.S. Controlling of Bayer HealthCare LLC.